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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 2 )*


                           TATHAM OFFSHORE, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)


                                COMMON STOCK
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 876628108
               ---------------------------------------------
                               (CUSIP Number)

                         GARY P. COOPERSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              AUGUST 14, 1998
           ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 876628108                          Page 2 of 3 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    DEEPTECH INTERNATIONAL INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    CO

ITEM 1.  Security and Issuer
         -------------------

          This Amendment No. 2 to the statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Tatham Offshore, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7400 Chase Tower, 600 Travis Street, Houston, Texas 77002.

ITEM 2.  Identity and Background
         -----------------------

          (a), (b) and (c) This Amendment is filed by DeepTech
International Inc., a Delaware corporation.

ITEM 4.  Purpose of Transaction
         ----------------------

          In connection with the merger of DeepTech with a subsidiary of El Paso Energy Corporation on August 14, 1998, DeepTech disposed of all of the shares of the Issuer's common and preferred stock owned by it for net proceeds of $75 million in cash. The shares were sold by DeepTech to Mr. Thomas P. Tatham or repurchased by the Issuer pursuant to a Standby Commitment entered into by, among others, the Issuer and Mr. Tatham, in connection with a rights offering by DeepTech of its interests in the Issuer.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

          As a result of the transactions described above, DeepTech no longer beneficially owns any of the shares of the Issuer's common or preferred stock.

                                 SIGNATURE
                                 ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        DEEPTECH INTERNATIONAL INC.


                                        By:  /s/ H. Brent Austin
                                             -----------------------------
                                              Name:  H. Brent Austin
                                              Title:  Executive Vice President



Date:  August 24, 1998